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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-42293

SEC Mail Processing

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

AUG 29 2022

FILING FOR THE PERIOD BEGINNING ___07/01/21___ AND ENDING ___06/30/22___

Washington, DC

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Alamo Capital**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

201 N. Civic Dr., Ste 180

(No. and Street)

Walnut Creek	**CA**	**94596**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Nancy Mullally	**(925) 427-5700**	nmullally@alamocapital.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Cropper Accountantcy Corporation

(Name – if individual, state last, first, and middle name)

27 Ygnacio Valley Rd, Ste 270	**Walnut Creek**	**CA**	**94598**
(Address)	(City)	(State)	(Zip Code)

02/18/09		**3381**	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Nancy Mullally _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Alamo Capital _____, as of 8/25 _____, 2 2___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _Nancy A. Mullally_

Title: Cheif Executive Officer

Steven Ngoc Nguyen
Notary Public

> STEVEN NGOC NGUYEN
> COMM. # 2367856
> NOTARY PUBLIC - CALIFORNIA
> COUNTY OF CONTRA COSTA
> MY COMM. EXP. JULY 27, 2025

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

TO THE COMMISSIONER THE DEPARTMENT OF BUSINESS OVERSIGHT
OF THE STATE OF CALIFORNIA
AND THE FINANCIAL INDUSTRY REGULATORY AUTHORITY (FINRA)
VERIFICATION FORM PURSUANT TO RULES 260.241.2(b) AND 350.535(b)

(Executed within the State of California)

I, Nancy A. Mullally, certify under penalty of perjury, that I have read the foregoing and annexed financial report and supporting schedule and know the contents thereof, that the same are true and correct to my best knowledge and belief; and that neither the license (broker or dealer) nor any partner, officer, or director thereof have any proprietary interest in any account classified solely as that of a customer.

Executed this____25th____ day of ____August____ 2022 at Walnut Creek, California

Nancy A. Mullally
Chief Executive Officer/Chief Financial Officer
Alamo Capital

TABLE OF CONTENTS



2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598

(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Alamo Capital

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Alamo Capital (the "Company") as of June 30, 2022, the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Computation of Net Capital Pursuant to Rule 15c3-1, and the Computation For Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
We have served as Alamo Capital's auditor since 2002.
Walnut Creek, California
August 24, 2022

ALAMO CAPITAL
Statement of Financial Condition
June 30, 2022

ASSETS:

Cash	$	249,566
Accounts receivable:		
Cash held by clearing broker-dealer		2,100,000
Receivables from clearing broker-dealer		288,205
Other receivables		15,750
Total accounts receivable		2,403,955
Securities owned at fair value		14,477,848
Prepaid expenses and deposits		31,271
Operating lease asset		413,277
Deferred tax asset		4,628
Furniture, equipment and leasehold improvements, less accumulated depreciation and amortization of $155,539		46,888
TOTAL ASSETS	$	17,627,433

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES:

Accounts payable and accrued expenses	$	439,607
Current operating lease obligation		176,683
Non-current operating lease obligation		236,594
Payable to clearing broker-dealer - firm trading		14,477,608
Total liabilities		15,330,492

STOCKHOLDERS EQUITY:

Common stock of no par value, authorized 1,000,000 shares, issued and outstanding 558,933	67,061
Preferred stock, various series, cumulative non-voting	365,000
Additional paid-in capital	9,939
Retained earnings	1,854,941
Total shareholders' equity	2,296,941
Total liabilities and shareholders' equity	$ 17,627,433

See Independent Auditor's Report and notes which are an integral part of these financial statements

ALAMO CAPITAL
Statement of Income
Year Ended June 30, 2022

OPERATING REVENUES:

Fixed income securities revenue	$ 4,476,810
Proprietary trades gais/(losses)	$ (293,228)
Commission, concessions and fees	1,728,832
Interest	289,233
Clearing firm incentive	310,000
Other	150,846
Total operating revenues	6,662,493

OPERATING EXPENSES:

Human resources and related	1,459,741
Commissions	3,128,624
Professional fees	62,420
Clearing fees	241,597
Advertising and promotional	120,839
Occupancy, equipment and office	291,280
Technology and communications	784,740
Interest	162,935
Regulatory fees	88,396
Other	35,715
Total operating expenses	6,376,287

OPERATING PROFIT BEFORE TAXES	286,206
Income taxes	(111,174)
NET INCOME	$ 175,032

ALAMO CAPITAL.
Statement of Changes in Stockholders' Equity
Year Ended June 30, 2022

| | Common Stock | | Preferred Stock | | Additional Paid-in | Retained Earnings | |
	# Shares	Amount	# Shares	Amount	Capital	(Deficit)	Total
BALANCE AT JUNE 30, 2021	558,933	$ 67,061	380	$ 380,000	$ 9,939	$1,703,645	$ 2,160,645
Net income (loss) for the year	-	-	-	-	-	175,032	175,032
Purchase of preferred stock	-	-	(15)	(15,000)	-	-	(15,000)
Additional Paid-in capital	-	-	-	-	-	-	-
Dividends on cumulative non-voting preferred stock	-	-	-	-	-	(23,736)	(23,736)
BALANCE AT JUNE 30, 2022	558,933	$ 67,061	365	$ 365,000	$ 9,939	$1,854,941	$ 2,296,941

See Independent Auditor's Report and notes which are an integral part of these financial statements

ALAMO CAPITAL
Statement of Cash Flows
Year Ended June 30, 2022

CASH FLOWS FROM OPERATING ACTIVITIES

Net income	$	175,032
Depreciation		22,197
Adjustments to reconcile net income to net cash used in operating activities:		
Loss on disposal of fixed assets		345
Changes in operating assets and liabilities:		
Increase in deposits with clearing broker		(135,222)
Decrease in securities owned and accrued interest		64,382
Increase in accounts receivable - clearing		(120,001)
Increase in prepaid expenses and deposits		(1,934)
Decrease in deferred tax assets		111,174
Increase in accounts payable		(22,833)
NET CASH USED IN OPERATING ACTIVITIES		93,140
NET CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase fixed assets		(9,838)
NET CASH USED IN INVESTING ACTIVITIES		(9,838)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Sale of preferred stock		(15,000)
Dividends paid		(23,736)
NET CASH USED IN FINANCING ACTIVITIES		(38,736)
NET DECREASE IN CASH		44,566
CASH AT THE BEGINNING OF YEAR		205,000
CASH AT END OF YEAR	$	249,566
SUPPLIMENTAL INFORMATION		
Cash paid for taxes	$	800

1. GENERAL AND SIGNIFICANT ACCOUNTING POLICIES

The Company
Alamo Capital (the "Company"), a C Corporation, is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company transacts trades in stocks and bonds through brokers on a "fully-disclosed" basis and receives commissions therefrom. In addition, commissions are earned on sales of mutual funds and other financial products. The Company also trades in bonds realizing gains or losses on the difference between the cost and the market appreciation and/or ultimate sales price of the bonds.

Securities Owned and Income Recognition
Proprietary security transactions and related trading profit and loss are recorded on a trade-date basis. Commission income and related expenses arising from customers' securities transactions are reported on a trade date basis.

Securities owned and securities sold not yet purchased are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurement* (See Note 3).

Securities and investments which are not readily marketable are carried at fair value as determined by management of the Company. Unrealized gains and losses are credited or charged to operations. The Company's securities are held in the custody of the clearing broker-dealer. Should the contra-party to a proprietary transaction in securities fail to complete its contractual obligation, the Company may be at market risk to purchase or sell identical securities on the open market.

Securities sold not yet purchased represent an obligation of the Company to deliver specified equity securities at a predetermined price. The Company is obligated to acquire the securities at prevalent market prices in the future to satisfy this obligation.

Receivables from broker-dealers and clearing organizations are generally collected in full in the month following their accrual. Remarking fees receivable and other receivables are generally collected in full within 90 days of their accrual. As such, management has not recorded an allowance for doubtful accounts on all receivables.

Fixed Assets and Depreciation

Fixed assets with a cost basis in excess of $5,000 are capitalized and stated at cost. Depreciation is provided on a straight-line basis using estimated useful lives. Normal repairs and maintenance are expensed as incurred.

Depreciation is computed on the straight-line method over estimated useful lives as follows:

Computer hardware and software	5 years
Furniture and equipment	7 years
Leasehold improvements	Life of lease (5 years)

Advertising

Advertising costs are expensed as incurred. Total advertising expense for the year ended June 30, 2022 was $4,775.

Income Taxes

The Company provides taxes on those due currently and those deferred to future periods as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company believes that it does not have unrecognized tax benefits in accordance with FASB ASC 740, "Income Taxes". Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax position will be sustained upon examination based on the facts, circumstances and information available at the end of each year. The measurement of unrecognized tax benefit is adjusted when new information is available, or when an event occurs that requires a change. With few exceptions the Company is no longer subject to examination by tax authorities for years before 2018.

Revenue Recognition

Alamo Capital recognizes revenue in accordance with accounting pronouncement, ASC 606 (Revenue Recognition). The pronouncement provides a comprehensive industry neutral revenue recognition model to increase financial statement comparability across companies and industry.

Fixed income securities revenue consists of commissions earned on customer bond trades on trade date. Commissions, concessions, and fees consists of mutual funds, insurance, stock trades, and other fee income that are earned on trade date. Proprietary trading recognizes the amount of gains and losses on proprietary trading of bonds each month. Interest revenue is from interest earned on cash and inventory assets held by the Company at the end of every month.

Concentrations of Risk

Substantially all of the Company's cash is on deposit at one financial institution and the balance at times may exceed the federally insured limit. Due to the strong credit rating of this financial institution, the Company believes it is not exposed to any significant credit risk.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commitments and Contingencies

Accordingly to an indemnification clause in the Company's clearing agreement, should the Company's customers fail to settle security transactions, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. As of June 30, 2022, the Company had not been notified by the clearing broker-dealer, nor was management aware, of any potential losses.

Alamo Capital can participate in negotiated underwritings in several capacities such as; best efforts/selling group, distribution agent, co-manager or senior manager. If there is a balance after the purchase agreement is signed the appropriate haircut would be applied to the firm's liability, if any. There is always an option to withdraw from the account prior to the signing of the purchase agreement. Alamo Capital can participate in competitive underwritings as a Syndicate Member, Co-Manager or Manager using either Eastern or Western agreement. All presale orders are not counted in the firm liabilities but the profit from such can be used to offset the haircut on the balance of the account, divided by the percentage of liabilities and the appropriate haircut would be applied.

Subsequent Events

Management has evaluated subsequent events through, the date of the Report of Independent Registered Public Accounting Firm, the date the financial statements were available to be issued, and has noted no material events to be disclosed.

2. INCOME TAXES

The following is a summary of income taxes for the year ended June 30, 2022:

	Federal	State
Fiscal year 2022 net income	$ 286,206	$ 286,206
Depreciation per tax return	(2,263)	(2,928)
Depreciation per books	22,197	22,197
Taxable Income (Loss)	306,140	305,475
Prior Net Operating Loss Carryforward	(350,120)	(253,353)
	(43,980)	52,122
Tax rate	21.00%	8.84%
Deferred tax asset	$ (9,235)	4,607
Total deferred tax asset at June 30, 2022		$ (4,628)

3. FAIR VALUE MEASUREMENTS

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy, which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell and asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:
- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 are inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly.

ALAMO CAPITAL
Notes to Financial Statements
Year Ended June 30, 2022

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

There were no transfers in or out of level 3 during the year.

The following table presents the Company's fair value hierarchy for those assets (and corresponding liabilities) measured at fair value on a recurring basis as of June 30, 2022:

Security Type	Level 1	Level 2	Level 3	Total
Government securities	$ -	$ 9,999,000	$ -	$ 9,999,000
Municipal bonds	-	4,403,848	-	4,403,848
Non-convertible debt securities	-	-	-	-
Other debt securities	-	-	-	-
TOTALS	$ -	$ 14,477,848	$ -	$ 14,477,848

4. EXEMPTION FROM RULE 15C3-3

The Company clears its proprietary and customer transactions through one broker-dealer on a fully-disclosed basis. As such, the Company is exempt from certain provisions of Rule 15c3-3 because it does not hold funds or securities of customers. The Company is filing an exemption from 17 C.R.F. 240.15c-3-3 under the following provisions of 17 C.F.R. 240.15c-3-3(k)(2)(ii).

The Company met the identified exemption provisions in 240.15c3-3(k) throughout the most recent fiscal year ended June 30, 2022, without exception.

5. PAYABLE TO CLEARING BROKER

The amount payable to the clearing broker relates to the financing of trading securities owned by the Company and is collateralized by those securities. Amounts are due to the Clearing Broker upon the sale of inventory securities. Margin positions are processed daily. Interest is charged on this payable at the prevailing margin rate, which was 4.50% at June 30, 2022.

6. NET CAPITAL REQUIREMENT

As a registered broker and dealer in securities, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). The Company's ratio of aggregate indebtedness to net capital as defined in the Uniform Net Capital Rule was approximately 0.23 to 1 at June 30, 2022. Aggregate indebtedness and net capital change from day to day. However, the ratio is not to exceed 15 to 1. At June 30, 2022, the Company had net capital as defined of $1,952,412 which is $1,852,412 in excess of the minimum capital requirement.

7. LEASE COMMITMENTS

The Company has three office leases. Two leases are month-to-month contracts and one lease represents a long-term lease commitment.

In accordance with FASB ASC 842, the Company has recorded a lease asset to account for the right-of-use of the office space and a lease liability to account for the liability owed over the remaining life of the lease agreement. The balance of each was $413,277 at June 30, 2022.

The long term lease commitment for office space began on July 1, 2020 and expires on October 1, 2024. The remaining term on the lease is 40 months. The Company used the 2.5 percent discount rate to calculate the operating lease asset and liability.

The maturity of the operating lease liability for the following four fiscal years are as follows:

Year Ended June 30:	Office Space
2023	188,210
2024	169,062
2025	66,005
Total	$ 413,277

8. RELATED PARTY TRANSACTIONS

During the year ended June 30, 2022, the Company transacted business with a related company, Alamo Advertising Group, which is owned and operated by the Company's two key employees and shareholders. Those transactions are summarized as follows as of and for the year ended June 30, 2022:

Cash disbursements to Alamo Advertising Group	$ 4,775
Cash receipts from Alamo Advertising Group	-
Amounts receivable from (payable to) Alamo Advertising Group	-

In addition, the Company provides all bookkeeping and management services to Alamo Advertising Group. No overhead reimbursements were received due to the insignificant nature of the amounts provided.

9. RETIREMENT PLANS

The Company sponsors a 401K sharing plan to which employees may contribute. The Company may contribute to this plan on a discretionary basis on behalf of eligible employees, as defined in the plan agreement. The Company did not contribute to such plan during the year ended June 30, 2022 and, as such, incurred no related expense.

SCHEDULE 1

Computation of Net Capital
Pursuant to Rule 15c3-1
June 30, 2022

Computation of Net Capital

Stockholders' Equity	$ 2,296,941

Assets not allowed for net capital purposes
Non-Allowable Assets:

Fixed assets	46,888
Prepaid assets	31,271
Non-Allowable receivables	15,750
Deferred tax asset	4,628
Total Non-Allowable Assets	98,537

Less haircut on exempted securities:
Various haircut rates	245,992
Total reductions in net allowable assets	344,529
Net Allowable Capital	$1,952,412

Computation of Net Capital Requirement

Minimum net capital required (6 2/3% of $439,607 aggregate indebtedness
or the minimum of $100,000)

Minimum Dollar Net capital Requirement of Reporting Broker-Dealer	$ 100,000
Net capital in excess of requirement	$1,852,412

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 439,607
Ratio of Aggregate Indebtedness to Net Capital	0.23 to 1

Computation of Reconciliation of Net Capital

Net Capital Computed on FOCUS IIA as of June 30, 2022	$ 1,953,162
True up of haircuts	-750
Net Capital per Audit	$ 1,952,412

ALAMO CAPITAL INC
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended June 30, 2022

Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended June 30, 2022

SCHEDULE II

Computation For Determination of Reserve Requirements and Information
Relating to the Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

Not Applicable – See Exemption Report



2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Alamo Capital

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Alamo Capital identified the following provision(s) of 17 C.F.R. §15c3-3(k) under which Alamo Capital claimed the following exemption(s) from 17 C.F.R. §240.15c3-3: (k)(2)(ii) and (2) Alamo Capital stated that Alamo Capital met the identified exemption provisions throughout its most recent fiscal year without exception.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company or participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4.

Alamo Capital's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Alamo Capital's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
August 24, 2022

To   Cropper Accountancy Corporation
        2977 Ygnacio Valley Road #460
        Walnut Creek, CA 94598

RE: Exemption Statement Rule 15c3-3 (k)(2)(ii) for FYE June 30, 2022

Alamo Capital (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k) throughout the most recent fiscal year without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company or participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4; and the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); did not carry accounts of or for customers: and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

By   Alamo Capital

I, Nancy Mullally, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _Nancy A Mullally_____
Title: _CEO/CFO_____
Date: _Aug. 25, 2022_____



2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors of Alamo Capital

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended June 30, 2022. Management of Alamo Capital (Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended June 30, 2022. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended June 30, 2022 with the Total Revenue amount reported in Form SIPC-7 for the year ended June 30, 2022, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended June 30, 2022. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
August 24, 2022

-18-

SECURITIES INVESTOR PROTECTION CORPORATION
Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001
General Assessment Reconciliation
06-30-22

For the fiscal year ended _____

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

SIPC-7

(36-REV 12/18)

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

42293   FINRA   JUN

ALAMO CAPITAL
201 N. CIVIC DR STE 180
WALNUT CREEK, CA 94596

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

JOHN DURDEN 925-447-7660

2. A. General Assessment (item 2e from page 2) — $ 9,501.30

   B. Less payment made with SIPC-6 filed (exclude Interest)
   03-11-22
   _____Date Paid_____ — (4,152.30)

   C. Less prior overpayment applied — (4,884.00)

   D. Assessment balance due or (overpayment) — _____

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum — _____

   F. Total assessment balance and interest due (or overpayment carried forward) — $ 465.00

   G. PAYMENT: √ the box
   Check mailed to P.O. Box [ ] Funds Wired [ ] ACH [✓] $ 465.00
   Total (must be same as F above)

   H. Overpayment carried forward — $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

ALAMO CAPITAL
_____(Name of Corporation, Partnership or other organization)_____

_____(Authorized Signature)_____

Dated the __11__ day of __Aug__, 20 __22__

CEO
_____(Title)_____

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____
Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 07-01-21
and ending 06-30-22

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 6,662,493.00

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions   -0-

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   86,693.00

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   241,597.00

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $

Enter the greater of line (i) or (ii)

Total deductions   328,290.00

2d. SIPC Net Operating Revenues $ 6,334,203.00

2e. General Assessment @ .0015 $ 9501.30

(to page 1, line 2.A.)